



SECU   06003427   SSION

AB 2/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *51442*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/05__ AND ENDING __12/31/05__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VESTIN CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8379 W. SUNSET ROAD

(No. and Street)

LAS VEGAS	NEVADA	89113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHANNON HADDOW   702-876-1143

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, STEPHENS, WURTH, FRAZER AND TORBERT, LLP

(Name – *if individual, state last, first, middle name*)

171 SOUTH ANITA DRIVE, SUITE 100	ORANGE	CA 92868-3307
(Address)	(City)	(State) (Zip Code)

PROCESSED

MAR 17 2006

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____SHANNON HADDOW_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___VESTIN CAPITAL, INC._____ , as of ____DECEMBER 31, 2005_____ , 20 _05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____N/A_____

____N/A_____

____N/A_____

_____
Signature

_____TREASURER_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MOORE STEPHENS WURTH FRAZER AND TORBET, LLP
Certified Public Accountants and Consultants

171 South Anita Drive, Suite 100
Orange, California 92868-3307
(714) 634-1040   Fax (714) 937-5183
www.mswft.com

Vestin Capital, Inc.
(A wholly owned subsidiary of Vestin Group, Inc.)

Financial Statements and
Independent Auditors' Report

December 31, 2005

Creating New Horizons By Building Relationships and Exceeding Expectations

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)

TABLE OF CONTENTS

Report of Independent Auditors

Board of Directors
Vestin Capital, Inc.

We have audited the accompanying statement of financial condition of Vestin Capital, Inc. (the Company) as of December 31, 2005, and the related statements of income, stockholder's equity and cash flows for the year then ended that management of the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestin Capital, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplementary information is the responsibility of the Company's management. This supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Moore Stephens Wurth Frazer And Torbet, LLP

Orange, California
February 10, 2006

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF FINANCAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH	$	107,583
OTHER ASSETS		5,766
Total current assets		113,349
FIXED ASSETS, net		355
Total assets	$	113,704

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE and ACCRUED EXPENSES	$	10,007
STOCKHOLDER'S EQUITY		
Common stock - 2,500 shares authorized;		
No par or stated value;		
100 shares issued and outstanding		50,000
Additional paid-in capital		845,020
Due from related party		(695,265)
Retained earnings		(96,058)
Total stockholder's equity		103,697
Total liabilities and stockholder's equity	$	113,704

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues	$	424,516
General and administrative expenses		
Payroll		287,726
Rent		36,865
License and fees		23,528
Payroll taxes		34,883
Insurance		7,589
Professional fees		11,315
Printing		2,925
Advertising		6,913
Other		9,095
		420,839
Income from operations		3,677
Other income		
Interest income		484
NET INCOME	$	4,161

The accompanying notes are an integral part of these statements

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid in Capital	Due from Related Party	Retained Earnings	Total Stockholder's Equity
	Number of Shares	Amount				
Balance at December 31, 2004	100	$ 50,000	$ 845,020	$ -	$ (100,219)	$ 794,801
Reclassification of amounts due from Vestin Group, Inc. to stockholder's equity	-	-	-	(695,265)	-	(695,265)
Net income	-	-	-	-	4,161	4,161
Balance at December 31, 2005	100	$ 50,000	$ 845,020	$ (695,265)	$ (96,058)	$ 103,697

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flow from operating activities:

Net income	$ 4,161
Adjustments to reconcile net income to net cash used by operating acitivites:	
Depreciation	387
Changes in operating assets and liabilities:	
Increase in other assets	(3,900)
Decrease in accounts payable and accrued expenses	(7,643)
Net cash used by operating activities	(6,995)

Cash flow from financing activities:

payments received on receivable from related party	7,914
Net cash provided by financing activities	7,914

NET CHANGE IN CASH	919
Cash at beginning of year	106,664
Cash at end of year	$ 107,583

Supplemental cash flow information:

Cash paid for interest	$ -

The accompanying notes are an integral part of these statements

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Vestin Capital, Inc., formerly DM Financial Services, Inc. (hereinafter referred to as the "Company") was incorporated in the State of Nevada on August 3, 1998. The Company is a member with the National Association of Securities Dealers ("NASD") and is licensed in 49 states to operate as a securities broker dealer.

The Company is a wholly owned subsidiary of Vestin Group, Inc. ("Vestin") and serves as the lead broker dealer on the sale of units for Vestin Fund I, LLC ("Fund I"), Vestin Fund II, LLC ("Fund II"), and Vestin Fund III, LLC ("Fund III") (publicly registered funds managed by Vestin's subsidiary, Vestin Mortgage, Inc.) and also provides administrative services to Vestin. The Company does not receive any commissions specifically from the sale of units for Fund I, Fund II, and Fund III. Rather, Vestin Capital receives an administrative fee from Vestin Mortgage related to marketing, investor relations, and processing of investor documents.

Basis of Presentation

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States, whereby, revenues are recorded when they have been earned, and expenses are recorded when they have been incurred. The following items comprise the significant accounting policies used by the Company to prepare the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets, consisting of computers and telephone equipment, are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets of 3 and 5 years, respectively. The cost of repairs and maintenance is charged to expense as incurred.

Advertising Costs

Advertising costs included in general and administrative, are expensed as incurred. Advertising expense approximated $6,900 for the year ended December 31, 2005.

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes related to the Company's net income for the year ended December 31, 2005 will be paid via the filing of a federal consolidated income tax return by Vestin Group, Inc., the parent company. Income taxes have not been allocated to the Company.

NOTE B - RELATED PARTY TRANSACTIONS

Vestin Group, Inc., the parent company, provides the Company with record keeping and administrative services at no charge. Certain overhead costs are also provided on an as needed basis at no charge.

The Company has an agreement with Vestin Group, Inc. whereby the Company receives administrative fees from Vestin Group, Inc. for services rendered related to marketing, investor relations and processing of investor documents on behalf of Fund I, Fund II, and Fund III. During the year ended December 31, 2005, the Company earned a total of $424,516 in revenues from Vestin Group, Inc. As of December 31, 2005, a cumulative amount of $695,265 remained unpaid under this agreement and is reflected as a due from related party on the accompanying balance sheet. This amount is deemed a non-allowable asset for the computation of net capital and is eliminated through consolidation of the parent company's consolidated financial statements. Since the balance is due from the parent company, the amount is presented as a separate component of stockholder's equity.

The Company derives all of its revenue and is solely dependent on operations of the parent company.

NOTE C - CONCENTRATION

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. As of December 31, 2005, cash held in deposit accounts exceeding federally insured limits approximated $9,100.

NOTE D - FIXED ASSETS

Fixed assets are stated at cost and consist of the following at December 31, 2005:

Equipment	$	9,143
Less: Accumulated depreciation		8,788
	$	355

Depreciation expense for the year ended December 31, 2005 totaled $387.

NOTE E - OPERATING LEASES

The Company's parent has entered into a lease for its executive offices at Durango Road and the 215 Beltway in Las Vegas, Nevada with VF III HQ, LLC. The new office space is approximately 42,000 square feet. The new lease agreement governing this property will expire in March 2014 and the base rent is approximately $72,824.50 per month of which the Company's monthly portion is $3,027.50. Rent expense was $36,865 for the year ended December 31, 2005.

The following is a schedule of contractual obligations as of December 31, 2005:

2006.....................................	$	36,330
2007.....................................		36,330
2008.....................................		36,330
2009.....................................		36,330
2010.....................................		36,330
Thereafter		118,073
	$	299,723

NOTE F – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

SUPPLEMENTARY INFORMATION

VESTIN CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VESTIN GROUP, INC.)
NET CAPITAL CALCULATION
FOR THE YEAR ENDED DECEMBER 31, 2005

Computation of Net Capital

Total stockholder's equity	$	103,697
Less non-allowable assets	$	(6,121)
Net Capital	$	97,576

Computation of net capital requirement

Determination of minimum net capital requirement

6-2/3% of aggregate indetedness	$	667
Minimum net capital required	$	5,000
Net capital required (greater of 6-2/3% of aggregate indebtedness or minimum net capital required)	$	5,000

Computation of excess net capital

Net capital	$	97,576
Net capital required		5,000
Excess net capital	$	92,576

Computation of adjusted excess net capital

Minimum net capital required	$	5,000
Excess net capital		92,576
Less 10% of total aggregate indebtedness		(1,001)
Adjusted excess net capital	$	96,575

Compuation of aggregate indebtedness

Accounts payable	$	10,007
Total aggregate indebtedness	$	10,007
Percentage of aggregate indebtedness to net capital		10%

Reconciliation with Company's Computation (included in Part II of form X-17A-5 as of December 31, 2005)

The net capital as reported in the accompanying
financial statements equals the net capital as reported
in the Company's unaudited filing of Part IIA of the
FOCUS report as of December 31, 2005

Vestin Capital, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Vestin Capital, Inc.

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Vestin Capital, Inc.

Report of Independent Auditors on Internal Controls
Required by Securities and Exchange Commission Rule 17a-5

December 31, 2005

Board of Directors
Vestin Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vestin Capital, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for some purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Wurth Frazer And Torbet, LLP

Orange, California
February 10, 2006